                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934


                           PRIDE INTERNATIONAL, INC.
                                (Name of Issuer)

                           COMMON STOCK, NO PAR VALUE
                         (Title of Class of Securities)

                                  741541 10 6
                                 (CUSIP Number)

                                  REMI DORVAL
                                6 RUE DE WATFORD
                             92000 NANTERRE, FRANCE
                                 331 4776-4262
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 MARCH 10, 1997
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d 1(b)(3) or (4), check the following box: [ ]

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

-------------------------------                                                ------------------------------
   CUSIP NO. 741541 10 6                                                          Page   2   of  63  Pages
-------------------------------                                                ------------------------------
                                                      SCHEDULE
                                                        13D
-------------------------------------------------------------------------------------------------------------
  1      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Gialos B.V.
-------------------------------------------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                            (a) [X]

                                                                                                      (b) [ ]

-------------------------------------------------------------------------------------------------------------
  3      SEC USE ONLY


-------------------------------------------------------------------------------------------------------------
  4      SOURCE OF FUNDS*

         SC
-------------------------------------------------------------------------------------------------------------
  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)          [ ]


-------------------------------------------------------------------------------------------------------------
  6      CITIZENSHIP OR PLACE OF ORGANIZATION

         The Netherlands
-------------------------------------------------------------------------------------------------------------
     NUMBER OF      7       SOLE VOTING POWER

      SHARES
                    -----------------------------------------------------------------------------------------
   BENEFICIALLY     8       SHARED VOTING POWER

     OWNED BY               3,303,300 (as of March 10, 1997)    (2,752,750 as of December 29, 1997)
                    -----------------------------------------------------------------------------------------
       EACH
                    9       SOLE DISPOSITIVE POWER
     REPORTING
                    -----------------------------------------------------------------------------------------
      PERSON        10      SHARED DISPOSITIVE POWER

       WITH                 3,303,300 (as of March 10, 1997)    (2,752,750 as of December 29, 1997)

-------------------------------------------------------------------------------------------------------------
  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,303,300 (as of March 10, 1997)    (2,752,750 as of December 29, 1997)
-------------------------------------------------------------------------------------------------------------
  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                          [ ]


-------------------------------------------------------------------------------------------------------------
  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          8.4% (as of March 10, 1997)     (5.8% as of December 29, 1997)
-------------------------------------------------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON*
          CO
-------------------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!





                                                              Page 2 of 63 Pages

------------------------------                                                -------------------------------
   CUSIP NO. 741541 10 6                                                          Page   3   of  63   Pages
------------------------------                                                -------------------------------
                                                         SCHEDULE
                                                           13D
-------------------------------------------------------------------------------------------------------------
  1      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Soletanche S.A.
-------------------------------------------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                            (a) [X]

                                                                                                      (b) [ ]

-------------------------------------------------------------------------------------------------------------
  3      SEC USE ONLY


-------------------------------------------------------------------------------------------------------------
  4      SOURCE OF FUNDS*

         SC
-------------------------------------------------------------------------------------------------------------
  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)          [ ]


-------------------------------------------------------------------------------------------------------------
  6      CITIZENSHIP OR PLACE OF ORGANIZATION

         France
-------------------------------------------------------------------------------------------------------------
     NUMBER OF      7       SOLE VOTING POWER

      SHARES
                    -----------------------------------------------------------------------------------------
   BENEFICIALLY     8       SHARED VOTING POWER

     OWNED BY               3,303,300 (as of March 10, 1997)    (2,752,750 as of December 29, 1997)

       EACH         -----------------------------------------------------------------------------------------
                    9       SOLE DISPOSITIVE POWER
     REPORTING
                    -----------------------------------------------------------------------------------------
      PERSON        10      SHARED DISPOSITIVE POWER

       WITH                 3,303,300 (as of March 10, 1997)    (2,752,750 as of December 29, 1997)
-------------------------------------------------------------------------------------------------------------
  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,303,300 (as of March 10, 1997)    (2,752,750 as of December 29, 1997)
-------------------------------------------------------------------------------------------------------------
  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                          [ ]


-------------------------------------------------------------------------------------------------------------
  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          8.4% (as of March 10, 1997)    (5.8% as of December 29, 1997)
-------------------------------------------------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON*
          CO
-------------------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!





                                                              Page 3 of 63 Pages

ITEM 1.          SECURITY AND ISSUER.

                 This statement relates to the Common Stock, no par value (the "Shares"), of Pride International, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive office of the Issuer is 5847 San Felipe, Suite 3000, Houston, Texas 77057.

ITEM 2.          IDENTITY AND BACKGROUND.

                 The persons filing this statement are Gialos B.V., a Netherlands corporation ("Gialos"), and Soletanche S.A., a French company ("Soletanche"). Gialos and Soletanche are collectively referred to as the "Reporting Shareholders." The principal business address and the address of the principal office of Gialos is Amsteldijk 166-I, 1079 LH Amsterdam, and the principal business address of Soletanche is 6, rue de Watford, 92000 Nanterre, France.

                 Gialos is a wholly-owned subsidiary of Soletanche S.A. Soletanche is a privately-held French company the majority of which is owned by IGEBE, a privately-held French company. Soletanche's principal business is civil engineering, specializing in underground works. Gialos has no business other than the ownership of the Issuer Common Stock.

                 Schedule A attached hereto sets forth certain additional information with respect to each director and each executive officer of Gialos and Soletanche. IGEBE is a Societe en Norn Collectif and, as such, has no Board of Directors, but is managed by Jean Pierre Lamoure, its sole executive officer. Mr. Lamoure is also President and Chief Executive Officer of Soletanche S.A. The filing of this statement on Schedule 13D shall not be construed as an admission that any person listed on Schedule A hereto is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this statement.

                 Neither Gialos or Soletanche nor, to their knowledge, any person listed on Schedule A has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

ITEM 3.          SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                 Pursuant to a Purchase Agreement among the Issuer, Forasol-Foramer N.V. and the Controlling Shareholders of Forasol-Foramer N.V. ("Forasol") dated as of December 16, 1996, a copy of which is attached hereto as Exhibit 2, and which is hereby incorporated by reference (the "Agreement"), providing for, among other things, the purchase of a wholly-owned subsidiary of Forasol that held substantially all of the assets of Forasol in exchange for cash and common stock of the Issuer, which was thereafter distributed in a liquidating distribution to the shareholders of Forasol (the "Business Combination"), Gialos acquired 3,303,300 shares of Issuer Common Stock.





                                                              Page 4 of 63 Pages

Immediately prior to the closing of the transaction, Gialos owned 30.1% of Forasol Common Shares, which Common Shares were traded on the Nasdaq National Market.

                 The closing of the Business Combination occurred on March 10, 1997.

ITEM 4.          PURPOSE OF TRANSACTION.

                 The Shares are being held by Gialos for investment purposes. The Reporting Shareholders have no intention of changing management, other than in the ordinary course of exercising the right held by Gialos to designate one director of the Issuer as described in Item 6 below. The Reporting Shareholders do not have any present plans or proposals which relate to or would result in:

                 (a) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

                 (b) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

                 (c) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board of Directors, other than as described in Item 6 below;

                 (d) any material change in the present capitalization or dividend policy of the Issuer;

                 (e) any other material change in the Issuer's business or corporate structure;

                 (f) changes in the Issuer's charter, bylaws or instruments corresponding thereto, or other actions which may impede the acquisition of control of the Issuer by any person;

                 (g) a class of securities of the Issuer being delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

                 (h) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

                 (i)      any action similar to any of those enumerated above.

                 The Reporting Shareholders have no present intention to acquire any additional Common Stock or other securities of the Issuer. Gialos may sell all or part of the Issuer Common Stock from time to time in the open market or in privately negotiated transactions to third parties or otherwise. Gialos also may from time to time enter into hedging transactions with respect to the





                                                              Page 5 of 63 Pages
shares of Common Stock. As described in Item 6 below, the Reporting Shareholders received registration rights with respect to the registration of the Issuer Common Stock under the Securities Act of 1933, as amended, in connection with the Business Combination.

ITEM 5.          INTEREST IN SECURITIES OF THE ISSUER.

                 (a) As of the close of business on March 10, 1997, the Reporting Shareholders may be deemed to have beneficially owned in the aggregate 3,303,300 Shares, representing approximately 8.4% of the Issuer's outstanding shares. Subsequent to such date, the Issuer has issued shares pursuant to registered public offerings and certain Shares were sold by Gialos as described in paragraph (c) below, such that the ownership percentage of the Reporting Shareholders as of November 1, 1997 was 5.8%.

                 To the knowledge of the Reporting Shareholders, except as set forth herein, neither the directors nor the executive officers of the Reporting Shareholders beneficially own any Shares. Mr. Remi Dorval owns 70,000 Shares and has options exercisable for 10,000 Shares, one-half of which vest on March 10, 1998 and the remainder of which vest on March 10, 1999. Mr. Dorval is a director of the Issuer and a director of Soletanche.

                 (b) Gialos has sole power to vote or to direct the vote or to dispose or to direct the disposition of the Shares which it directly beneficially owns.

                 (c) On June 12, 1997, Gialos sold 550,500 Shares to Sertofin B.V., a Netherlands corporation ("Sertofin"), in a private transaction at a price of $15.4545 per share. Sertofin B.V. is a wholly-owned subsidiary of Ackermans & van Haaren Group, was also a principal shareholder in Forasol, and received 3,303,300 Shares in the Business Combination.

                 (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Shares which the Reporting Shareholders may be deemed to beneficially own.

                 For purposes of Section 13(d)(4), Soletanche (by virtue of its position as sole shareholder of Gialos), IGEBE (as a majority shareholder of Soletanche) and Jean-Pierre Lamoure (as sole executive officer of IGEBE) may be deemed to beneficially own the shares which Gialos directly beneficially owns. Each of Soletanche, IGEBE and Mr. Lamoure disclaims beneficial ownership of such shares for all other purposes.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                 The Reporting Shareholders are parties to a Joint Filing Agreement, a copy of which is attached hereto as Exhibit 1, with respect to the filing of this statement and any amendments thereto. Under the terms of the Agreement executed in connection with the Business Combination, each of Soletanche and Ackermans & van Haaren Group has the right to nominate a director to the Board of Directors of the Issuer for a period of five years from the closing date of the Business





                                                              Page 6 of 63 Pages

Combination; provided that Soletanche and Ackermans & van Haaren Group continue to own 50% or more of the Shares distributed to it in the Business Combination.

                 The Reporting Shareholders have agreed that so long as the Board of Directors of the Issuer includes a person designated by the Reporting Shareholders or their affiliates, and for a period of not less than 90 days after the Issuer's Board of Directors ceases to include any person so designated, the Reporting Shareholders and their affiliates will not, either directly or indirectly, individually or as a member of any group (i) participate in any unsolicited offer to acquire control of the Issuer or in any election contest relating to the Issuer; (ii) vote any of the Shares in the election of directors of the Issuer for any person other than the persons nominated by the Board of Directors of the Issuer (including those nominated pursuant to the agreement described above); (iii) vote in favor of any business combination or any other transaction with a third party that has not been approved by at least a majority of the members of the Issuer's Board of Directors; (iv) increase their ownership in the Issuer such that together with certain other persons that were former shareholders in Forasol, they would own or control more than 20% of the Issuer's outstanding voting securities; or (v) enter into any discussion, negotiations, arrangements or understandings with any third party with a view to taking, or advising, aiding, abetting, soliciting, inducing or encouraging, any action prohibited by any of the foregoing.

         In connection with the Business Combination, the Issuer and the Reporting Shareholders entered into a Registration Rights Agreement entitling the Reporting Shareholders to one "demand" registration and up to two "piggyback" registrations under the Securities Act of 1933, as amended. Any demand registration must cover at least $25 million worth of Issuer Common Stock, and any "piggyback" registration must cover at least $5 million worth of Issuer Common Stock. Such registration rights expire three years following the closing of the Business Combination.

ITEM 7.          MATERIAL TO BE FILED AS EXHIBITS.

                 The following documents are filed as Exhibits to this Schedule 13D:

         Exhibit 1  --    Joint Filing Agreement

         Exhibit 2  --    Purchase Agreement





                                                              Page 7 of 62 Pages

         After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:  December 29, 1997                GIALOS B.V.



                                        By   /s/ YVES BENOIT
                                           -------------------------------------
                                        Yves Benoit
                                        Managing Director

Date:  December 29, 1997                SOLETANCHE S.A.



                                        By   /s/ JEAN-PIERRE LAMOURE
                                           -------------------------------------
                                        Jean-Pierre Lamoure
                                        President





                                                              Page 8 of 63 Pages

                                                                      SCHEDULE A


                        DIRECTORS AND EXECUTIVE OFFICERS



                                        GIALOS B.V.
                 ----------------------------------------------------------
                 NAME                                           TITLE
                 ----                                           -----
                 Yves Benoit . . . . . . . . . . . . . . .Managing Director

                 M.F. Elias  . . . . . . . . . . . . . . .Managing Director


                                       SOLETANCHE S.A.
                 -------------------------------------------------------
                 NAME                                        TITLE
                 ----                                        -----
                 Jean-Pierre Lamoure . . . . . . . . . . .President
                 Remi Dorval . . . . . . . . . . . . . . .Administrateur
                 Raphael Aris  . . . . . . . . . . . . . .Administrateur
                 Pierre-Louis Francois . . . . . . . . . .Administrateur
                 Marc Giron  . . . . . . . . . . . . . . .Administrateur
                 Jean-Louis Brault . . . . . . . . . . . .Administrateur
                 Jerome Tolot  . . . . . . . . . . . . . .Administrateur
                 Francois Chenevier  . . . . . . . . . . .Administrateur

                               INDEX TO EXHIBITS

Exhibit
Number           Description
------           -----------
  1              Joint Filing Agreement
  2              Purchase Agreement